Exhibit 12.01

Ratio of earning (loss) to fixed charges

	Year Ending December 31,
	2000		2001		2002		2003		2004
Earnings:
Income (loss) from continuing operations before taxes	(6,801)		(13,402)		(7,243)		(5,894)		1,336
(Income) loss from equity investees	—		—		—		—		—
Fixed Charges	43,569		39,543		34,525		34,852		32,157

	36,768		26,141		27,282		28,958		33,493

Fixed charges:
Interest expensed	38,001		34,895		29,303		29,479		27,818
Interest capitalized	—		—		—		—		—
Amortized premiums, discounts, capital expenses related to indebtedness	1,971		1,781		2,290		2,532		2,282
Estimated interest within rental expense	3,597		2,867		2,932		2,841		2,057

Total fixed charges	43,569		39,543		34,525		34,852		32,157

Ratio of earnings to fixed charges	0.84	x	0.66	x	0.79	x	0.83	x	1.04	x